

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2023

Mars Guangyuan Cai
Chief Executive Officer
Smart Share Global Ltd
6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People's Republic of China

> **Re: Smart Share Global Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Correspondence Filed January 17, 2023**
> **File No. 001-40298**

Dear Mars Guangyuan Cai:

We have reviewed your January 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

Correspondence filed January 17, 2023

Introduction, page 1

1. We note your response to comment 1 and reissue in part. In future filings, please revise your definition of "China" and "PRC" to state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. We note your response that you do not have any business operations in Hong Kong but that legal and operational risks associated with operating in China also apply to operations in Hong Kong, generally. We also note that Smart Share International Limited is a wholly-owned Hong Kong subsidiary, which directly owns your PRC subsidiaries.

Additionally, in future filings, please revise your definition of Smart Share International Limited to state that this entity directly owns your PRC subsidiaries, Zhixiang Investment WFOE, Zhicheng WFOE and Zhixiang WFOE.

Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with the VIE, page 4

2.      We note your response to comment 7 and reissue in part. In future filings, please revise your disclosure on page 4 to expand your discussion to briefly describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidating of the VIE's operations and financial results into your financial statements. We note your cross-reference to Item 4. and detailed discussion and disclosure on pages 100-101.

3.      We note your response to comment 8, including that this "other VIE" has no significant operations and that you plan to terminate this entity. In future filings, please revise your disclosure here and elsewhere throughout your Form 20-F, including your corporate structure diagram, to reflect the existence of this VIE by name and including disclosure of any contractual arrangements through which you claim to have economic rights and exercise control that results in the consolidation of this VIE's operations into your financial statements as well as discussion regarding the termination of this VIE.

D. Risk Factors
Summary of Risk Factors, page 18

4.      We note your response to comment 14, including the proposed revisions to page 18 and your Summary of Risk Factors. In future filings, please revise your summary of risk factors further to include a specific page number within each cross-reference to each relevant individual detailed risk factor.

You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:      Haiping Li